FSD PHARMA INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context indicates or requires otherwise, all references to the “Company”, “FSD”, “we”, “us” or “our” refer to FSD Pharma Inc., together with our subsidiaries, on a consolidated basis as constituted on March 31, 2020.

This MD&A for the three months ended March 31, 2020 and 2019 should be read in conjunction with the Company’s unaudited consolidated financial statements, the accompanying notes for three months ended March 31, 2020, and 2019 and the audited financial statements and accompanying notes for the year ended December 31, 2019. The financial information presented in this MD&A is derived from the Company’s unaudited consolidated financial statements for the three months ended March 31, 2020 and 2019 which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are in Canadian dollars except where otherwise indicated.

This MD&A is dated as of May 14, 2020.

FORWARD-LOOKING INFORMATION

The information provided in this MD&A, including information incorporated by reference, may contain certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities legislation about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of the Company’s experience and perception of historical trends. Although we believe that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

This forward-looking information is identified by words such as “anticipate”, “believe”, “expect”, “plan”, “forecast”, “future”, “target”, “project”, “capacity”, “could”, “should”, “focus”, “proposed”, “scheduled”, “outlook”, “potential”, “may” or similar expressions and includes suggestions of future outcomes, including statements about the Company’s intention to increase its production through its proposed expansion of the cannabis cultivation facility located in Cobourg, Ontario and owned by the Company’s wholly owned subsidiary FV Pharma Inc. and the expected costs and timing thereof; the Company’s proposed partnership and joint ventures with, and investments in, other entities; the Company’s expected production capacity; the estimated costs of the Company’s proposed capital projects and future investments; potential proceeds from the exercise of the Company’s outstanding share purchase warrants; actions taken by the Company, or that the Company may take in the future, to adjust its capital structure; potential effects of regulations under the Cannabis Act (Canada) (together with the regulations thereunder (the “Cannabis Regulations”), the “Cannabis Act”) and related legislation introduced by provincial governments; the undertaking of clinical research to study the effects of the Company’s products on client health; the outcome of Phase 1 clinical trials related to ultra micro-palmitoylethanolamide; and the completion of any transaction with respect to FV Pharma, the Facility, the Facility Property, or the Disposal Group. Readers are cautioned not to place undue reliance on forward-looking information as the Company’s actual results may differ materially from those expressed or implied.

The Company has made certain assumptions with respect to the forward-looking statements regarding, among other things: the Company’s ability to generate sufficient cash flow from operations and obtain financing, if needed, on acceptable terms or at all; general economic, financial market, regulatory and political conditions in which the Company operates; the expected yield from the Company’s cultivation operations; purchaser interest in the Company’s products; competition from other licensed producers; anticipated and unanticipated costs; government regulation of the Company’s activities and products; the timely receipt of any required regulatory approvals; the Company’s ability to obtain qualified staff, equipment and services in a timely and cost efficient manner; the Company’s ability to conduct operations in a safe, efficient and effective manner; and the Company’s expansion plans and timeframe for completion of such plans.

Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because no assurance can be given that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to: reliance on the Licenses issued by Health Canada designating that, pursuant to the Cannabis Act, FV Pharma is authorized to cultivate, process cannabis and sell cannabis to other holders of licenses under the Cannabis Act pursuant to its Cultivation License, Processing License and Sale for Medical Purposes License; the limited operating history of the Company and history of losses; the Company’s ability to continue as a going concern; the highly speculative nature of drug development; the Company’s ability to generate sufficient revenue to be profitable; the Company’s ability to raise the capital necessary for it to execute its strategy; impact of any future recall of the Company’s products; increased competition in the cannabis or pharmaceutical markets in Canada and internationally; the impact of any negative scientific studies on the effects of cannabis and/or micro-PEA; the Company's inability to complete clinical trials and attain the regulatory approvals it needs to commercialize its pharmaceutical products; the Company's product candidates being in the preclinical development stage; the Company's ability to obtain regulatory approval in jurisdictions for any product candidates; delays in clinical trials; failure of clinical trials to demonstrate substantial evidence of the safety and/or effectiveness of product candidates; results of earlier studies or clinical trials not being predictive of future clinical trials; difficulties enrolling patients in clinical trials; potential side effects, adverse events or other properties or safety risks of pharmaceutical product candidates; regulatory regimes of locations for clinical trials outside of the United States; failure to obtain approval to commercialize product candidates outside of the United States; published clinical trial data may change in future trials; manufacturing problems resulting in delays in development or commercialization programs; inability to successfully validate, develop and obtain regulatory approval for companion diagnostic tests for drug candidates; changes in funding for the U.S. Food and Drug Administration ("FDA") and other government agencies; risks associated with development and commercialization of pharmaceutical products, including the inability to accurately predict timing or amounts of expenses, requirements of regulatory authorities, and completion of clinical studies; risks inherent in an agricultural business; rising energy costs; the Company’s reliance on key persons; the Company’s compliance with environmental, health and safety laws and regulations; insurance risks; interruptions in the supply chain for key inputs; demand for skilled labour, specialized knowledge, equipment, parts and components; the Company’s reliance on the Facility (as defined herein) as its only property for cannabis cultivation and related ancillary business; the Company’s ability to manage its growth; the Company’s ability to successfully implement and maintain adequate internal controls over financial reporting or disclosure controls and procedures; the Company not having been required to certify that it maintains effective internal control over financial reporting or effective disclosure controls and procedures; increased costs as a result of operating as a public company in the United States; risks relating to our status as a foreign private issuer; the Company taking advantage of reduced disclosure requirements applicable to emerging growth companies; the Company’s ability to successfully identify and execute future acquisitions or dispositions; expansion of international operations; reliance on the operations of the Company’s partners; results of litigation; conflicts of interest between the Company and its directors and officers; payment of dividends; the partial dependence of the Company’s operations on the maintenance and protection of its information technology systems; unforeseen tax and accounting requirements; tax risks related to the Company’s status as a “passive foreign investment company”; regulatory risks relating to the Company’s compliance with the Cannabis Act and Cannabis Regulations; changes in laws, regulations and guidelines; the Company’s ability to maintain the Licenses; changes to the market price of cannabis; the ability of the Company to produce and sell cannabis supply; failure to execute definitive agreements with entities in which the Company has entered into letters of intent or memoranda of understanding; changes in government; changes in government policy; failure of counterparties to perform contractual obligations; the Company’s ability to successfully develop new products or find a market for their sale; lack of certainty regarding the expansion of the cannabis market; ability of key employees of the Company to obtain or renew security clearances in the future; the ability of the Company’s employees or shareholders to enter the United States; unfavorable publicity or consumer perception of the Company and the cannabis industry; the Company’s ability to promote and sustain its brands; marketing constraints in the cannabis and pharmaceutical industries; product liability claims or regulatory actions; the shelf life of inventory; fair value adjustments to the Company’s biological assets; reputational risks to third parties with whom the Company does business; the Company’s ability to produce and sell its medical products outside of Canada; co-investment risks; failure to comply with laws and regulations; the Company’s reliance on its own market research and forecasts; competition from synthetic production and new technologies; the Company’s ability to transport its products; liability arising from any fraudulent or illegal activity; the existence and growth of the cannabis industry; product liability lawsuits; misconduct or other improper activities by employees, independent contractors, consults, commercial partners and vendors; failure to achieve market acceptance in the medical community; inability to establish sales and marketing capabilities; failure to comply with health and data protection laws; reliance on third parties to conduct clinical trials; loss of single-source suppliers; reliance on contract manufacturing facilities; inability to obtain or maintain sufficient intellectual property protection for the Company's products; third-party claims of intellectual property infringement; patent terms being insufficient to protect competitive position on product candidates; inability to obtain patent term extensions or non-patent exclusivity; inability to protect the confidentiality of trade secrets; inability to protect trademarks and trade names; filing of claims challenging the inventorship of the Company's patents and other intellectual property; invalidity or unenforceability of patents; claims regarding wrongfully use or disclosed confidential information of third parties; inability to protect intellectual property rights around the world; the Company’s dual class share structure; that additional issuances of the Company’s shares could have a significant dilutive effect; and other factors beyond the Company’s control.

The Company cautions that the foregoing list of important factors is not exhaustive. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. You should carefully consider the matters discussed under “Risks Factors” in our Annual Information Form for the year ended December 31, 2019.

The forward-looking statements contained or incorporated by reference in this MD&A are made as of the date of this MD&A or as otherwise specified. Except as required by applicable securities laws, we undertake no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors affecting those statements, whether as a result of new information, future events or otherwise or the foregoing lists of factors affecting this information.

All of the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements.

Additional information relating to FSD can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

OVERVIEW

The Company was formed under and is governed by the provisions of the Business Corporations Act (Ontario) (the "OBCA") on November 1, 1998 pursuant to the amalgamation of Olympic ROM World Inc., 1305206 Ontario Company, 1305207 Ontario Inc., Century Financial Capital Group Inc. and Dunberry Graphic Associates Ltd. On May 24, 2018 pursuant to Articles of Amendment, the Company changed its name to "FSD Pharma Inc." Our head office and principal place of business is at 520 Williams Street, Cobourg, Ontario, Canada K9A 3A5. Our registered office is at 1 Rossland Road West, Suite 202, Ajax, Ontario, Canada, M5C 1P1.

As of the date hereof, the Company currently has two material subsidiaries: (i) Prismic Pharmaceuticals Inc. (“Prismic”), which is wholly-owned by the Company and incorporated under the laws of the State of Arizona; and (ii) FV Pharma Inc. ("FV Pharma"), which is wholly-owned by the Company and incorporated pursuant to the OBCA. References herein to FSD Pharma’s Bioscience division include Prismic.

The Company currently operates two business divisions. FSD Pharma Bioscience is focused on bioscience, including research and development ("R&D") and clinical development of synthetic cannabinoid based treatments of certain disease conditions with an aim to improve patient outcomes. Our goal is for these compounds to ultimately be approved by the FDA and other international regulatory agencies as prescription medications. FV Pharma is a licensed producer of cannabis in Canada under the Cannabis Act (Canada) (together with the regulations promulgated thereunder (the "Cannabis Regulations"), the "Cannabis Act") and associated Cannabis Regulations, focused on producing and extracting high-quality, hydroponic, pharmaceutical- grade cannabis. The common denominator between the two divisions is the medicinal-grade cannabis plant and its derivative cannabinoids.

FSD Pharma Bioscience

FSD Pharma Bioscience intends to leverage pharmaceutical synthetic compounds that target the endocannabinoid system of the human body, with a focus on pharmaceutical development through review and approval by the U.S. Food and Drug Administration (the "FDA") and other international regulatory agencies. The specific mechanisms of action of the various compounds is not yet fully understood, but it is likely that they work by mimicking the effects of the body's own cannabinoids, or endocannabinoids. The discovery of endocannabinoids – neurotransmitters, neuromodulators, and specialized receptors that the body produces autonomously and naturally − and of cannabinoid receptors in the brain and central nervous system, the peripheral nervous system, the body's immune system, and the gastrointestinal and genitourinary tracts, provided the basis for the belief these compounds may play an important medical role in impacting inflammation and disordered homeostasis in humans.

Endocannabinoids and their receptors play pivotal roles in the body's health and in many disease processes. In recent years, there has been considerable interest in cannabinoids for the treatment of human disease, through modulation of the endocannabinoid system. Scientific research since the 1960s shows that the endocannabinoid system may play a role in the management of many medical conditions and chronic diseases.

Through the Prismic transaction, the Company acquired an exclusive, worldwide (excluding Italy and Spain) license to exploit for pharmaceutical purposes patents and other intellectual property rights to ultra micro-palmitoylethanolamide ("PEA") owned by Epitech Group SpA. PEA is a naturally occurring substance that is produced within the body in response to inflammation and interacts with endocannabinoid receptors throughout the body, including the central nervous system. FSD is currently seeking to advance pharmaceutical development programs centered on ultra micro-PEA that meet one or more selected criteria. All efforts are intended to be founded on a biologic plausibility of an efficacious effect with a high safety profile.

The Corporation announced on March 9, 2020, that it received approval from the Ethics Committee of the Alfred Hospital, part of the Alfred Health group of hospitals serving the state of Victoria, Australia, to initiate a Phase 1, randomized, double-blind, placebo-controlled study to evaluate the safety, tolerability and pharmacokinetics of single and multiple ascending doses of ultra- micronized-PEA in normal healthy volunteers. The principal researcher of these first-in-human safety and tolerability studies is the Chief Medical Officer of Nucleus Network, Australia's largest and most experienced Phase 1 clinical research organization. The studies are being completed in accordance with FDA-approved guidelines.

Cannabis Licenses

The Company holds three licenses from Health Canada: (i) a Cultivation License (defined below); (ii) a Processing License (defined below); and (iii) a Sale for Medical Purposes Licence (collectively, the "Licenses"). FV Pharma received its initial License under section 22(2) of the Access to Cannabis for Medical Purposes Regulations ("ACMPR") on October 13, 2017, authorizing FV Pharma to cultivate and process cannabis (the "Cultivation Licence"). In addition, the License permitted FV Pharma to acquire cannabis plants and/or seeds for the purpose of initiating plant growth and for conducting analytical testing.

On February 19, 2019, the Company announced that FV Pharma had received its Standard Processing Licence (the "Processing Licence"). The Processing Licence allows FV Pharma to produce cannabis, other than obtain it by cultivating, propagating or harvesting it (i.e. extract oils). Under Health Canada's new Cannabis Regulations, the Processing Licence is required for any facility that is processing more than the equivalent of 600 kg of dried flowers per year.

On April 18, 2019, the Company received a Sale of Medical Cannabis Licence (the "Sale for Medical Purposes Licence") to supply and sell certain cannabis products under the Cannabis Act, which was limited to cannabis plants and cannabis plant seeds. On June 21, 2019, the Company received an amendment to its Sale for Medical Purposes Licence, which now permits FV Pharma to sell or provide fresh cannabis or dried cannabis oil to such other persons who are permitted to purchase medical cannabis products under the Cannabis Act. The Licences are valid until October 13, 2020.

The Company commenced sales of medical cannabis under the Licenses in August 2019. The Company is not currently licensed to sell cannabis for adult recreational use, and has no immediate plans to apply for a license that would permit us to do so. However, the Company has made investments in certain recreational cannabis retailers in Canada.

The Facility

FV Pharma's plant and operations are located at its facility located at 520 William Street, Cobourg, Ontario, K9A 3A5 (the "Facility"). FV Pharma acquired the Facility in November 2017 and expanded operations into the Facility in 2018, following approval from Health Canada and the completion of financing to complete its proposed capital improvements. The Facility is licensed for 25,000 square feet. Within this 25,000 square feet, the space is designated for several purposes: flowering, vegetation, drying, packaging and ancillary space. The overall square footage also includes truck traps and hallways. 9,500 square feet is canopy space (flower rooms plus vegetation rooms). In total, the Facility hosts an existing 620,000 square feet of building space.

As of the date hereof, the Company has not entered into any contractual arrangements and has no current commitments for capital expenditures with respect to the build-out of the Facility. The Company owns the 70-acre property on which the Facility is located (the "Facility Property"). Approximately 32 acres of the Facility Property are utilized for the Facility's current building, with the remaining 38 acres available for additional development.

During the period ended March 31, 2020, the Company decided to focus its efforts and resources on the pharmaceutical business operated through FSD Pharma Bioscience and Prismic. The Company is actively exploring a sale of the Facility and/or the Facility Property. The Corporation has not entered into any binding agreements in this regard, and there are no assurances that discussions with prospective purchasers will culminate in a sale, nor as to the timing or terms associated with any such sale. See further discussion below under "Discontinued Operations".

The Company is not engaged in cannabis-related activities in the United States. Prismic is a pharmaceutical company and not a cannabis company. Prismic has the worldwide license (except Spain & Italy) to develop patent-protected micronized formulation of palmitoylethanolamide (micro-PEA). Micro-PEA has the potential to be used in combination or concomitantly with tetrahydrocannabinol and cannabidiol but Prismic is not involved with the cultivation and processing of any type of cannabis and does not currently intend to create such combinations. The company initiated Phase 1 first in-human safety and tolerability trials for its lead candidate, PP-101 micro-PEA during the first quarter of 2020.

IMPACT OF COVID-19

During the three months ended March 31, 2020, the outbreak of the novel strain of coronavirus, specifically identified as “COVID- 19,” has resulted in governments worldwide enacting emergency measures to combat the spread of COVID-19. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally, resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The extent to which COVID-19 and any other pandemic or public health crisis impacts the Company’s business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be predicted with any meaningful precision, including new information which may emerge concerning the severity of COVID-19 and the actions required to contain COVID- 19 or remedy its impact, among others. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions and measures recommended by public health authorities. It is not possible to reliably estimate the length and severity of these developments and any resulting impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

In order to mitigate the impact of COVID-19 the Company implemented a systematic and orderly scale back of FV Pharma's cultivation operations and a furlough policy for its workforce, except for certain personnel working staggered shifts to ensure continuity of operations and licensure effective March 23, 2020. The Company has also closed its facility to collaboration partners and ceased their operations. These restrictions are expected to stay in place until further guidance is provided by provincial and local Canadian health officials advising it is safe for such restrictions to be removed. The impact of COVID-19 did not have a material impact on our financial results for the three months ended March 31, 2020.

DISCONTINUED OPERATIONS

In March 2020, the Company decided to focus its efforts and resources on the pharmaceutical business operated through FSD Pharma Bioscience and Prismic. Accordingly, the Company has initiated a process to sell its Cobourg facility and exit the medical cannabis industry. The Company expects that the sale of the Cobourg Facility will be completed within the next 12 months and is actively marketing the Facility for sale.

Assets held for sale consists of the Cobourg Facility, all biological assets and inventory on hand, and equipment related to the Cobourg Facility operations (collectively the “Disposal Group”). It is anticipated that no liabilities of the Company will be transferred as part of any proposed transaction. Results of operations related to the Cobourg Facility are reported as discontinued operations for the three months ended March 31, 2020 and 2019.

Discontinued operations are reported when a component of the Company, representing a separate major line of business or area of operations with clearly distinguishable cash flows, has been disposed of or is held for sale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. Discontinued operations are reported as a separate element of net income or loss on the consolidated statement of net and comprehensive loss for both the current and comparative periods. When a disposal group is classified as held for sale, assets and liabilities are aggregated and presented as separate line items, respectively, on the consolidated statement of financial position. Comparative periods are not restated on the consolidated statement of financial position. Assets held for sale are not depreciated and are measured at the lower of carrying value and fair value less costs to sell.

In accordance with IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations, the assets held for sale were assessed for impairment based on fair value less costs to sell. The fair value was measured using the price at which the Company expects to receive for the disposal group less estimates for the costs of disposal. The fair value less costs to sell was higher than the carrying value of the disposal group resulting in recognition of the resulting group at carrying value.

SELECTED FINANCIAL HIGHLIGHTS

The following table presents selected interim financial information for the three months ended March 31, 2020 and 2019:

For the three months ended March 31,	2020	2019
	$	$
General and administrative	4,008,869	2,104,330
Research and development	403,287	—
Share-based payments	3,062,930	302,858
Depreciation and amortization	1,291,148	—
Impairment of right-of-use asset	119,447	—
Total operating expenses	8,885,681	2,407,188
Net loss from continuing operations	(10,846,613)	(1,167,141)
Net loss from discontinued operations	(1,597,587)	(1,130,145)
Net loss for the period	(12,444,200)	(2,297,286)

OVERALL FINANCIAL PERFORMANCE

Three months ended March 31, 2020

For the three months ended March 31, 2020, general and administrative expense was $4,008,869 compared to $2,104,330 for the three months ended March 31, 2019. The increase of $1,904,539 or 91% is primarily related to the expanded operations associated with the acquisition of Prismic and higher professional fees and insurance expense as a result of the NASDAQ listing.

For the three months ended March 31, 2020, research and development expense was $403,287 compared to $nil for the three months ended March 31, 2019, an increase of $403,287 or 100%. The increase is related to expenses incurred for the research and development of Ultra Micro-Palmitoylethanolamide (PEA) and the commencement of Phase 1 clinical trial of PP-101 micro- PEA.

For the three months ended March 31, 2020, share-based payments expense was $3,062,930 compared to $302,858 for the three months ended March 31, 2019, an increase of $2,760,072 or 911%. The increase in share-based payments is primarily related to $2.3M of expense recognized for replacement share options issued during the three months ended March 31, 2020. The remaining increase is related to options that were granted and vested during the three months ended March 31, 2020.

For the three months ended March 31, 2020, depreciation and amortization was $1,291,148 compared to $nil for the three months ended March 31, 2019, an increase of $1,291,148 or 100%. The increase is primarily related to amortization on the intangible asset recognized on the acquisition of Prismic on June 29, 2019.

For the three months ended March 31, 2020, impairment of right-of-use asset was $119,447 compared to $nil for the three months ended March 31, 2019. The increase is related to the impairment of the right-of-use asset related to an office lease. As of March 31, 2020, the Company did not occupy the leased premise and was unsuccessful in subleasing the space. As a result, the Company recognized an impairment loss of $119,447 resulting in right-of-use asset balance of $nil.

For the three months ended March 31, 2020, net loss was $12,444,200 compared to $2,297,286 for the three months ended March 31, 2019. Net loss for the three months ended March 31, 2020 is comprised of net loss from continuing operations of $10,846,613 and net loss from discontinued operations of $1,597,587 compared to net loss from continuing operations of $1,167,141 and net loss from discontinued operations of $1,130,145 for the three months ended March 31, 2019.

	As at March 31,	As at December 31,
	2020	2019	Change
	$	$	$	%
Cash	8,358,899	7,932,737	426,162	5%
Total assets	49,724,789	57,447,463	(7,722,674)	-13%
Total liabilities	7,121,475	9,225,376	(2,103,901)	-23%

The Company concluded the three months ended March 31, 2020 with cash of $8,358,899 (December 31, 2019 – $7,932,737).

Cash used in operating activities for the three months ended March 31, 2020 was $7,303,278 compared to $4,005,888 for the three months ended March 31, 2019.

Cash provided by investing activities for the three months ended March 31, 2020 was $7,743,492 compared to cash used in investing activities of $482,430 for the three months ended March 31, 2019. The change is due to $7,743,492 from sale of investment in Q1 2020 compared to $482,430 used to purchase property, plant and equipment in Q1 2019.

Cash used in financing activities for the three months March 31, 2020 was $14,052 compared to cash provided by financing activities of $459,199 for the three months ended March 31, 2019. The change is due to $14,052 related to lease payments made during the three months ended March 31, 2020 compared to $459,199 proceeds from exercise of share options during the three months ended March 31, 2019.

RESULTS OF OPERATIONS

The following table outlines our consolidated statements of loss and comprehensive loss for the three months ended March 31, 2020 and 2019:

	Three months ended March 31,
	2020	2019	Change
	$	$	$	%
Expenses
General and administrative	4,008,869	2,104,330	1,904,539	91%
Research and development	403,287	—	403,287	100%
Share-based payments	3,062,930	302,858	2,760,072	911%
Depreciation and amortization	1,291,148	—	1,291,148	100%
Impairment of right-of-use asset	119,447	—	119,447	100%
Total operating expenses	8,885,681	2,407,188	6,478,493	269%

Loss from continuing operations	(8,885,681)	(2,407,188)	(6,478,493)	269%

Other income	(18,081)	—	(18,081)	100%
Finance expense	97,253	—	97,253	100%
Gain on settlement of derivative liability	(843,301)	—	(843,301)	100%
Loss (gain) on changes in fair value of other investments	2,725,061	(1,240,047)	3,965,108	-320%
Net loss from continuing operations	(10,846,613)	(1,167,141)	(9,679,472)	829%

Net loss from discontinued operations	(1,597,587)	(1,130,145)	(467,442)	41%
Net loss for the period	(12,444,200)	(2,297,286)	(10,146,914)	442%

Other comprehensive loss
Items that may be subsequently reclassified to income:
Exchange gain on translation of foreign operations
Comprehensive loss	1,618,974	—	1,618,974	100%
	(10,825,226)	(2,297,286)	(8,527,940)	371%

REVIEW OF CONTINUING OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

Research and development

	Three months ended March 31,
	2020	2019	Change
	$	$	$	%
Research and development	403,287	—	403,287	100%

Research and development increased from $nil to $403,287 or 100% for the three months ended March 31, 2020, compared to the three months ended March 31, 2019. The increase is related to expenses incurred for research and development of Ultra Micro-Palmitoylethanolamide (PEA).

Share-based payments

	Three months ended March 31,
	2020	2019	Change
	$	$	$	%
Share-based payments	3,062,930	302,858	2,760,072	911%

Share-based payments increased from $302,858 to $3,062,930 or 911% for the three months ended March 31, 2020 compared to the three months ended March 31, 2019. This is primarily related to $2.3M of expense recognized for replacement share options issued during Q1 2020. The remaining increase is related to options that were granted and vested during the three months ended March 31, 2020.

Depreciation and amortization

	Three months ended March 31,
	2020	2019	Change
	$	$	$	%
Depreciation and amortization	1,291,148	—	1,291,148	100%

Depreciation and amortization increased from $nil to $1,291,148 or 100% for the three months ended March 31, 2020, compared to the three months ended March 31, 2019. The increase is primarily related to amortization on the intangible asset recognized on the acquisition of Prismic during Q2 2019.

Impairment of right-of-use asset

	Three months ended March 31,
	2020	2019	Change
	$	$	$	%
Impairment of right-of-use asset	119,447	—	119,447	100%

Impairment of right-of-use asset increased from $nil to $119,447 or 100% for the three months ended March 31, 2020, compared to the three months ended March 31, 2019. The increase is related to the impairment of the right-of-use asset related to an office lease. The right-of-use asset is carried at lower of carrying value and present value of the expected future lease payments to be received from subleasing the premise over the remaining term of the lease. As of March 31, 2020, the Company did not occupy the leased premise and was unsuccessful in subleasing the space, the asset has been written down to $nil.

General and administrative

General and administrative expenses for the three months ended March 31, 2020 and 2019 are comprised of:

	For the three months ended March 31,
	2020	2019	Change
	$	$	$	%
Professional fees	1,380,828	353,267	1,027,561	291%
General office, travel and administration expenditures	1,321,492	216,443	1,105,049	511%
Consulting fees	849,631	472,389	377,242	80%
Salaries, wages and benefits	644,551	529,404	115,147	22%
Stock promotion	403,138	1,102,663	(699,525)	-63%
Building and facility costs	241,043	677,973	(436,930)	-64%
Foreign exchange gain	(76,453)	—	(76,453)	100%
	4,764,230	3,352,139	1,412,091	42%
Allocated to:
Continuing operations	4,008,869	2,104,330	1,904,539	91%
Discontinued operations	755,361	1,247,809	(492,448)	-39%

Professional fees

	For the three months ended March 31,
	2020	2019	Change
	$	$	$	%
Professional fees	1,380,828	353,267	1,027,561	291%

Professional fees increased from $353,267 to $1,380,828 or 291% for the three months ended March 31, 2020, compared to the three months ended March 31, 2019. The increase is related to legal fees incurred related to the NASDAQ listing of $411,000, increase in audit fees of $240,000 and other legal fees related to general corporate matters. Professional fees fluctuate period to period based on the nature of the transactions the Company undertakes.

General office, travel and administration expenditures

	For the three months ended March 31,
	2020	2019	Change
	$	$	$	%
General office, travel and administration expenditures	1,321,492	216,443	1,105,049	511%

General office, travel and administration expenditures increased from $216,443 to $1,321,492 or 511% for the three months ended March 31, 2020, compared to the three months ended March 31, 2019. The increase is attributed to the following:

	For the three months ended March 31,
	2020	2019	Change
	$	$	$	%
Insurance	760,065	—	760,065	100%
Travel, meals and entertainment	357,511	107,717	249,794	232%
Shareholder and public company costs	144,072	51,531	92,541	180%
Office and general administrative	59,844	57,195	2,649	5%
General office, travel and administration expenditures	1,321,492	216,443	1,105,049	511%

Insurance

	For the three months ended March 31,
	2020	2019	Change
	$	$	$	%
Insurance	760,065	—	760,065	100%

Insurance expenses increased from $nil to $760,065 or 100% for the three months ended March 31, 2020, compared to the three months ended March 31, 2019. The increase in insurance expense is due to the Company incurring higher insurance costs associated with expanded operations due to the acquisition of Prismic Pharmaceuticals and being a NASDAQ listed entity as of January 9, 2020. For the three months ended March 31, 2019 all insurance expenses incurred were related to discontinued operations.

Travel, meals and entertainment

	For the three months ended March 31,
	2020	2019	Change
	$	$	$	%
Travel, meals and entertainment	357,511	107,717	249,794	232%

Travel expenses increased from $107,717 to $357,511 for the three months ended March 31, 2020, compared to the three months ended March 31, 2019. The variance of $249,794 or 232% is primarily related to travel expenditures incurred related to the Phase 1 clinical trial of PP-101 micro-PEA and by management and employees attending Company related meetings and events.

Shareholder and public company costs

	For the three months ended March 31,
	2020	2019	Change
	$	$	$	%
Shareholder and public company costs	144,072	51,531	92,541	180%

Shareholder and public company costs increased from $51,531 to $144,072 or 180% for the three months ended March 31, 2020, compared to the three months ended March 31, 2019. The increase compared to the prior comparable period is due to the Company being listed on the NASDAQ for the three months ended March 31, 2020.

Office and general administrative

	For the three months ended March 31,
	2020	2019	Change
	$	$	$	%
Office and general administrative	59,844	57,195	2,649	5%

Office and general expenses increased from of $57,195 to $59,844 or 5% for the three months ended March 31, 2020, compared to the three months ended March 31, 2019. The increase in office and general expenses for the three months ended March 31, 2020 is related to growth of the company and acquisition of Prismic Pharmaceuticals.

Consulting fees

	For the three months ended March 31,
	2020	2019	Change
	$	$	$	%
Consulting fees	849,631	472,389	377,242	80%

Consulting fees increased from $472,389 to $849,631 or 80% for the three months ended March 31, 2020, compared to the three months ended March 31, 2019. Consulting fees include fees paid to individuals and professional firms who provide advisory services to the Company and management team and fluctuate period to period based on the nature of the transactions the Company undertakes.

Salaries, wages and benefits

	For the three months ended March 31,
	2020	2019	Change
	$	$	$	%
Salaries, wages and benefits	644,551	529,404	115,147	22%

Salaries, wages and benefits expenses increased from $529,404 to $644,551 or 22% for the three months ended March 31, 2020, compared to the three months ended March 31, 2019. The increase is primarily due to contractors being hired as full-time employees offset by employees terminated due to headcount reduction as the Company scaled operations back impacted by COVID-19.

Stock promotion

	For the three months ended March 31,
	2020	2019	Change
	$	$	$	%
Stock promotion	403,138	1,102,663	(699,525)	-63%

Stock promotion decreased from $1,102,663 to $403,138 for the three months ended March 31, 2020, compared to the three months ended March 31, 2019. The variance of $699,525 or 63% is primarily related to lower spending on stock promotion and marketing during the three months ended March 31, 2020.

Building and facility costs

	For the three months ended March 31,
	2020	2019	Change
	$	$	$	%
Building and facility costs	241,043	677,973	(436,930)	-64%

Building and facility costs decreased from $677,973 to $241,043 for the three months ended March 31, 2020, compared to the three months ended March 31, 2019. Such costs include property taxes, security services, repairs and maintenance expenditures and utilities. The decrease of $436,930 or 64% is primarily related to the scale back of operations due to COVID- 19 and expenditures capitalized to the production of biological assets and inventory.

Foreign exchange gain

	For the three months ended March 31,
	2020	2019	Change
	$	$	$	%
Foreign exchange gain	(76,453)	—	(76,453)	100%

Foreign exchange gain increased from $nil to $76,453 for the three months ended March 31, 2020 compared to the three months ended March 31, 2019. The primary reason for the gain was due to the timing of payments and the strength of the Canadian dollar relative to the US dollar during the three months ended March 31, 2020.

Finance expense

Finance expense is primarily comprised of interest on notes payable assumed on acquisition of Prismic Pharmaceuticals in June 2019.

Gain on change in fair value of derivative liability

Gain on change in fair value of derivative liability is related to the settlement of the derivative liability to Solarvest BioEnergy Inc. As at December 31, 2019, the fair value of the derivative liability was $2,646,269. The fair value was determined based on the additional common shares of the Company required to be issued to Solarvest to meet the minimum liquidation value of $3,000,000. On February 4, 2020, the Company issued 225,371 shares to Solarvest to settle the derivative liability.

Loss (gain) on changes in fair value of other investments

The Company has various investments accounted for at fair value through profit or loss resulting in recognition of loss/gain as the fair value fluctuates.

				Change in fair
		Balance at	Proceeds	value through	Balance at
Entity	Instrument	December 31, 2019	from sale	profit or loss	March 31, 2020
		$	$	$	$
Pharmadrug Inc.	Shares	339,060	—	(135,624)	203,436
Cannara Biotech Inc.	Shares	9,069,038	7,743,492	(1,325,546)	—
Clover Cannastrip	Shares	—	—	—	—
HUGE Shops	Shares	760,868	—	(468,050)	292,818
SciCann Therapeutics	Shares	712,248	—	(359,949)	352,299
Solarvest BioEnergy Inc.	Shares	435,000	—	(195,000)	240,000
Solarvest BioEnergy Inc.	Warrants	116,650	—	(84,892)	31,758
Solarvest BioEnergy Inc.	Convertible debenture	348,000	—	(156,000)	192,000
		11,780,864	7,743,492	(2,725,061)	1,312,311

REVIEW OF DISCONTINUED OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

The following table outlines our net loss from discontinued operations for the three months ended March 31, 2020 and 2019:

	Three months ended March 31,
	2020	2019	Change
	$	$	$	%

Revenue	3,245	—	3,245	100%
			-	100%
Cost of revenue	522,623	—	522,623	100%
Gross loss before fair value adjustments	(519,378)	—	(519,378)	100%
Fair value adjustments on inventory sold	(572)	—	(572)	100%
Unrealized loss (gain) on changes in fair value of biological assets	221,835	(145,851)	367,686	-252%
Gross (loss) profit	(740,641)	145,851	(886,492)	-608%

Expenses
General and administrative	755,361	1,247,809	(492,448)	-39%
Depreciation and amortization	120,085	46,687	73,398	157%
Total operating expenses	875,446	1,294,496	(419,050)	-32%

Loss from discontinued operations	(1,616,087)	(1,148,645)	(467,442)	41%

Other income	(18,500)	(18,500)	-	0%
Net loss from discontinued operations	(1,597,587)	(1,130,145)	(467,442)	41%

Revenue

Revenue was $3,245 from discontinued operations for the three months ended March 31, 2020 compared to $nil for the three months ended March 31, 2019. The increase is due to the sale of cannabis which did not commence until August 2019.

Cost of revenue

For the three months ended March 31, 2020, cost of revenue from discontinued operations was $522,623, compared to $nil for the three months ended March 31, 2019. The increase in cost of revenue from discontinued operations is primarily related to the sale of cannabis which did not commence until August 2019. The Company obtained its sales license on June 21, 2019. Cost of revenue includes the cost of inventory sold, production costs expensed and impairment charges. Direct and indirect production costs include labor, processing, testing, packaging, quality assurance, security, inventory, shipping, depreciation of production equipment, production management and other related expenses.

Unrealized loss (gain) on changes in fair value of biological assets

The Company capitalizes the direct and indirect costs incurred related to the biological transformation of the biological assets between the point of initial recognition and the point of harvest. Capitalized costs include labour related costs, grow consumables, utilities, facilities costs, and an allocation of overhead costs related to the production facility and depreciation on production equipment. Capitalized costs are subsequently recorded within cost of revenue in the consolidated statements of loss and comprehensive loss in the period that the related product is sold.

At each reporting period and at the point of harvest, the Company measures biological assets, at fair value less cost to sell up to the point of harvest. Unrealized gains or losses arising from the changes in fair value less cost to sell during the period are separately recorded in the consolidated statement of loss and comprehensive loss for the related period.

Loss on change in fair value of biological assets for the three months ended March 31, 2020 was $221,835 compared to the gain from change in fair value of biological assets for the three months ended March 31, 2019 of $145,851. The primary reason for the loss on change in fair value is due to the decline in selling prices as of March 31, 2020 compared to March 31, 2019.

General and administrative

	For the three months ended March 31,
	2020	2019	Change
	$	$	$	%
General office and administration	139,093	40,432	98,661	244%
Salaries, wages and benefits	375,225	529,404	(154,179)	-29%
Building and facility costs	241,043	677,973	(436,930)	-64%
	755,361	1,247,809	(492,448)	-39%

General and administrative expenses from discontinued operations decreased from $1,247,809 for the three months ended March 31, 2019 to $755,361 for the three months ended March 31, 2020. The primary reason for the decrease of $492,448 or 39% in overall expenses is due to scaled back operating activities as a result of the Company’s plan to sell the Cobourg Facility.

Depreciation and amortization

Depreciation and amortization expense from discontinued operations increased from $46,687 to $120,085 or 157% for the three months ended March 31, 2020, compared to the three months ended March 31, 2019. The increase is primarily related to the depreciation on the Company’s facility which was not available for use until April 1, 2019.

SELECTED QUARTERLY INFORMATION

The following table sets forth selected unaudited quarterly statements of operations data for each of the eight quarters commencing April 1, 2018 and ending March 31, 2020. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements for the year ended December 31, 2019 and the unaudited consolidated financial statements for the period ended March 31, 2020. This data should be read in conjunction with our audited annual financial statements for the year ended December 31, 2019 and the unaudited financial statements for the period ended March 31, 2020. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,
	2020	2019	2019	2019	2019	2018	2018	2018
	$	$	$	$	$	$	$	$
Revenue	—	—	—	—	—	—	—	—
Other income	18,081	51,535	—	—	—	—	—	—
Net (loss) income	(12,444,200)	(18,819,642)	(16,650,738)	(14,245,520)	(2,297,286)	(20,898,074)	3,857,181	(3,820,553)
Net (loss) income per share - basic	(1.53)	(2.38)	(2.20)	(2.03)	(0.33)	(3.05)	0.58	(0.72)
Net (loss) income per share - diluted	(1.53)	(2.38)	(2.20)	(2.03)	(0.33)	(3.05)	0.50	(0.72)

Revenue

The Company commenced sales of medical cannabis in August of 2019. Sales from medical cannabis increased due to a single bulk sale during the three months ended December 31, 2019. Prior to Q3 2019, the Company did not have any revenue from sales of cannabis. For the three months ended March 31, 2020, the Company has revenue of $nil from continuing operations.

Other income

Prior to Q1 2020, other income earned was from subleasing an unused portion of its Cobourg facility to unrelated third parties. During the three months ended March 31, 2020, other income earned was related to interest income. Other income from discounted operations are presented part of net (loss) income.

FINANCIAL POSITION

	As at	As at
	March 31,	December 31,	Change
	2020	2019	$	%
ASSETS
Current
Cash	8,358,899	7,932,737	426,162	5%
Trade and other receivables	1,941,517	2,070,055	(128,538)	-6%
Prepaid expenses and deposits	2,728,562	430,381	2,298,181	534%
Inventories	—	942,939	(942,939)	-100%
	13,028,978	11,376,112	1,652,866	15%
Assets held for sale	12,314,080	—	12,314,080	100%
Total current assets	25,343,058	11,376,112	13,966,946	123%

Non-current
Other investments	1,312,311	11,780,864	(10,468,553)	-89%
Right-of-use asset, net	—	127,410	(127,410)	-100%
Property, plant and equipment, net	—	11,804,145	(11,804,145)	-100%
Intangible assets, net	23,069,420	22,358,932	710,488	3%
Total non-current assets	24,381,731	46,071,351	(21,689,620)	-47%

Total assets	49,724,789	57,447,463	(7,722,674)	-13%

LIABILITIES
Current
Trade and other payables	4,844,344	4,467,826	376,518	8%
Lease obligations	56,831	56,207	624	1%
Derivative liability	—	2,646,269	(2,646,269)	-100%
Notes payable	2,084,590	1,908,412	176,178	9%
Total current liabilities	6,985,765	9,078,714	(2,092,949)	-23%

Non-current
Lease obligations	135,710	146,662	(10,952)	-7%
Total liabilities	7,121,475	9,225,376	(2,103,901)	-23%

SHAREHOLDERS' EQUITY
Class A share capital	201,500	201,500	—	0%
Class B share capital	101,887,365	97,815,149	4,072,216	4%
Warrant reserve	5,626,160	5,745,034	(118,874)	-2%
Contributed surplus	24,344,210	23,091,099	1,253,111	5%
Foreign exchange translation reserve	1,506,284	(112,690)	1,618,974	-1437%
Accumulated deficit	(90,962,205)	(78,518,005)	(12,444,200)	16%
Total shareholders' equity	42,603,314	48,222,087	(5,618,773)	-12%

Total liabilities and shareholders' equity	49,724,789	57,447,463	(7,722,674)	-13%

Assets

Current assets

Current assets increased by $13,966,946 or 123%, primarily due to the classification of assets held for sale of $12,314,080.

Prepaid expenses and deposits increased by $2,298,181 or 534% primarily due to an increase in directors’ and officers’ insurance for NASDAQ listed companies.

Non-current assets

Intangible assets increased by $710,488 or 3% primarily due to translation of intangible assets from USD to CAD, offset by amortization for the three months ended March 31, 2020.

Property, plant and equipment decreased by $11,804,145 or 100%, due to classification as assets held for sale.

Other investments decreased by $10,468,553 or 89%, due to the sale of the investment in Cannara Biotech Inc. and the decrease in fair value of other investments.

Assets Held for Sale

Assets held for sale consists of the Company’s licensed cannabis business including the Cobourg Facility, all biological assets and inventory on hand, and all applicable Licenses held by FV Pharma (collectively the “Disposal Group”).

The following table shows the assets that were classified as held for sale as at March 31, 2020:

As at March 31,
2020
$
Assets held for sale
Inventory	653,773
Property, plant and equipment, net	11,660,307
12,314,080

Liabilities

Current liabilities

Trade and other payables increased by $376,518 or 8%, primarily due to the translation of USD denominated payables as at March 31, 2020 as a result of the weakening of the Canadian Dollar.

On February 4, 2020, the Company issued 225,371 shares to Solarvest BioEnergy Inc. to settle in full the derivative liability of $2,646,269 recorded as of December 31, 2019.

Notes payable increased by $176,178 or 9%, due to the translation from USD to CAD as at March 31, 2020. The notes payable carry an annual interest rate ranging from 10% to 20% and are due on demand.

Non-current liabilities

Non-current portion of lease liability represents the Company’s obligations under an office lease. The lease mature on December 31, 2023.

Shareholders’ equity

Shareholder’s equity decreased by $5,618,773 or 12% compared to December 31, 2019 primarily due to net loss of $12,440,200, offset by the issuance of shares, share-based payments and exchange gain on translation of foreign operations, for the three months ended March 31, 2020.

LIQUIDITY, CAPITAL RESOURCES AND FINANCING

The general objectives of our capital management strategy are to preserve our capacity to continue operating, provide benefits to our stakeholders and provide an adequate return on investment to our shareholders by continuing to invest in our future that is commensurate with the level of operating risk we assume. We determine the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and risks of the underlying assets. We are not subject to any externally imposed capital requirements.

The financial statements and this MD&A has been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The financial statements and this MD&A do not include any adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

The Company is in the preliminary stages of its planned operations and has not yet determined whether its processes and business plans are economically viable. The continuing operations of the Company are dependent upon the ability of the Company to complete the pharmaceutical research and development program centered on the lead asset, micro- palmitoylethanolamide (“micro-PEA”). The discontinued operations of the Company are in the process of being sold to fund the continuing operations.

As at March 31, 2020, the Company has an accumulated deficit of $91 million, a net loss of $12 million and a working capital surplus of $18 million. Whether, and when, the Company can attain profitability and positive cash flows from operations is subject to material uncertainty. The application of the going concern assumption is dependent upon the Company’s ability to generate future profitable operations and obtain necessary financing to do so. The Company will need to raise additional capital in order to fund its planned operations and meet its obligations. While the Company has been successful in obtaining financing to date and believes it will be able to obtain sufficient funds in the future and ultimately achieve profitability and positive cash flows from operations, there can be no assurance that the Company will achieve profitability and be able to do so on terms favourable for the Company. The above events and conditions indicate there is a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

As at March 31, 2020 the Company had cash of $8,358,899 representing an increase of $426,162 from December 31, 2019. This increase is primarily due to $7,743,492 cash received from investing activities offset by $7,303,278 cash used in operating activities and $14,052 cash used in financing activities.

Cash flows

	Three months ended March 31,
	2020	2019
	$	$
Cash	8,358,899	17,105,811
Net cash provided by (used in):
Cash used in continuing operating activities	(7,159,043)	(1,958,452)
Cash used in discontinued operating activities	(144,235)	(2,047,436)
Cash used in operating activities	(7,303,278)	(4,005,888)

Cash provided by continuing investing activities	7,743,492	—
Cash used in discontinued investing activities	—	(482,430)
Cash provided by (used in) investing activities	7,743,492	(482,430)

Cash (used in) provided by continuing financing activities	(14,052)	459,199
Cash (used in) provided by financing activities	(14,052)	459,199

Net (decrease) increase in cash during the period	426,162	(4,029,119)

Cash Flows Used in Operating Activities

Cash flows used in continuing operating activities for the three months ended March 31, 2020 were $7,159,043 compared to cash flows used in continuing operating activities of $1,958,452 for the three months ended March 31, 2019. Cash flows used in discontinued operating activities for the three months ended March 31, 2020 were $144,235 compared to cash flows used in discontinued operating activities of $2,047,436 for the three months ended March 31, 2019.

Cash Flows Provided by (Used in) Investing Activities

Cash flows provided by continuing investing activities for the three months ended March 31, 2020 were $7,743,492 compared to cash flows of $nil provided by continuing investing activities for the three months ended March 31, 2019. The change is due to proceeds from sale of investment of $7,743,492 for the three months ended March 31, 2020. Cash flows used in discontinued operations was $nil for the three months ended March 31, 2020 compared cash flows used in discontinued investing activities of $482,430 for the three months ended March 31, 2019. The difference is due to the purchase of property, plant and equipment of $482,430 for the three months ended March 31, 2019.

Cash Flows (Used in) Provided by Financing Activities

Cash used financing activities for the three ended March 31, 2020 were $14,052 compared to $459,199 cash flows from financing activities for the three months ended March 31, 2019. The change is mainly due to proceeds from exercise of share options during the three months ended March 31, 2019 compared to repayment of lease obligation of $14,052 for the three months ended March 31, 2020.

CONTRACTUAL OBLIGATIONS

We have no significant contractual arrangements other than those noted in our financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements other than those noted in our financial statements.

TRANSACTIONS WITH RELATED PARTIES

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly.

Transactions with to key management and directors comprised the following:

● The Company paid expenses of $557,600 to a company owned by Raza, Bokhari, CEO, for the three months ended March 31, 2020, included in the consolidated statement of loss and comprehensive loss under various expense line categories. The Company issued 335,051 Class B common shares to Raza Bokhari, CEO, during the three months ended for share-based bonus expense related to the year-ended December 31, 2019. As of March 31, 2020 the Company recorded a related party loan receivable due from the CEO for $472,920 for withholding taxes paid by the Company on behalf of the CEO in relation to the Class B common shares issued during the three months ended March 31, 2020.

● The Company issued 25,773 Class B common shares to Dr. Edward Brennan, President of FSD Biosciences, during the three months ended March 31, 2020 for share-based bonus expense related to the year-ended December 31, 2019. As of March 31, 2020, the Company recorded a related party loan receivable due from the President of FSD BioSciences Division, for $29,079 for withholding taxes paid by the Company on behalf of the President of FSD BioSciences Division in relation to the Class B common shares issued during the three months ended March 31, 2020.

● The Company issued 25,773 Class B Common shares to Zeeshan Saeed, President of FSD during the three months ended March 31, 2020 for share-based bonus expense related to the year-ended December 31, 2019.

● The Company issued 12,886 Class B Common shares to Dr. Sara May, President of FV Pharma during the three months ended March 31, 2020 for share-based bonus expense related to the year-ended December 31, 2019.

● The Company pays independent directors $40,000 per annum, with the Chairman of each respective committee receiving an additional $10,000 per annum. Directors compensation for the three months ended March 31, 2020, was $83,611 (2019 – $32,500), which included $73,611 recognized as share-based compensation. As of March 31, 2020, directors have received their full compensation for the 2020 fiscal year in advance, through the issuance of Class B shares.

Key management personnel compensation during the three months ended March 31, 2020 and 2019 is comprised of:

	2020	2019
	$	$
Salaries, benefits, bonuses and consulting fees	977,050	259,168
Share-based payments	2,707,814	—
Total	3,684,864	259,168

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from deposits with banks and outstanding receivables. The Company trades only with recognized, creditworthy third parties. The Company does not currently have any material, outstanding trade receivables with customers.

The Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance.

Liquidity risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they come due. The Company’s exposure to liquidity risk is dependent on the Company’s ability to raise additional financing to meet its commitments and sustain operations. The Company mitigates liquidity risk by management of working capital, cash flows, the issuance of share capital and if desired, the issuance of debt. Our trade and other payables are all due within twelve months from the date of these financial statements.

If unanticipated events occur that impact the Company’s ability to complete development of its production facilities and carrying the planned clinical trials, the Company may need to take additional measures to increase its liquidity and capital resources, including issuing debt or additional equity financing or strategically altering the business forecast and plan. In this case, there is no guarantee that the Company will obtain satisfactory financing terms or adequate financing. Failure to obtain adequate financing on satisfactory terms could have a material adverse effect on the Company’s results of operations or financial condition.

Market risk

Market risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign currency risk, interest rate risk and other price risk.

• Foreign currency risk

Foreign currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Company’s primary exposure with respect to foreign currencies is from US dollar denominated notes payable.

• Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to interest rate risk as at March 31, 2020 as there are no material long-term borrowings outstanding.

• Other price risk

Other price risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is not exposed to other price risk as at March 31, 2020.

Fair values

The carrying values of cash, trade and other receivables, trade and other payables and notes payable approximate fair values due to the short-term nature of these items or being carried at fair value or, for notes payable, interest payables are close to the current market rates. The risk of material change in fair value is not considered to be significant. The Company does not use derivative financial instruments to manage this risk.

Financial instruments recorded at fair value on the consolidated interim statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

• Level 1 – Unadjusted quoted prices as at the measurement date for identical assets or liabilities in active markets.

• Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

• Level 3 – Significant unobservable inputs that are supported by little or no market activity. The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Private company investments measured at fair value are classified as Level 3 financial instruments. The valuation method and significant assumptions used to determine the fair value of private company investments have been disclosed in the Other Investments note. During the three months ended March 31, 2020, there were no transfers of amounts between levels.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Refer to the audited consolidated financial statements for December 31, 2019 for a full discussion of our critical accounting policies and estimates.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of Class A multiple voting shares ("Class A shares") and an unlimited number of Class B subordinate voting shares ("Class B shares"), all without par value. All shares are ranked equally with regards to the Company's residual assets.

The holders of Class A shares are entitled to 276,660 votes per Class A share held. Class A shares are held by certain Directors of the Company.

On October 16, 2019, the Company completed a reverse share split of 201 to 1 Class B Shares. All share and per share amounts for all periods presented in the financial statements and this MD&A have been adjusted retrospectively to reflect the reverse share split.

The Company's outstanding capital was as follows as at the date of this MD&A:

Class A shares	72
Class B shares	8,697,387
Share options	1,649,908
Warrants	430,138

CONTROLS AND PROCEDURES

The Company's Class B Shares commenced trading on the Nasdaq Capital Market ("Nasdaq") on January 9, 2020. Following the Nasdaq listing of the Class B Shares, the Company ceased to be a "venture issuer" as defined by National Instrument 52- 109 - Certification of Disclosure in Issuers’ Annual and Interim Filings ("NI 52-109").

In accordance with NI 52-109, because the Company remained a venture issuer until January 9, 2020, the President and Chief Executive Officer and the Chief Financial Officer (the "certifying officers"), are not required to certify the design and evaluation of disclosure controls and procedures ("DC&P") and internal controls over financial reporting ("ICFR") in its interim filings for the financial period ended March 31, 2020, because it is the first reporting period ended after the Company ceased to be a venture issuer. As such, the certifying officers have not completed such an evaluation.

In particular, the certifying officers are not required to make any representations relating to the establishment and maintenance of:

(i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company’s GAAP.

Following the listing of the Class B Shares on the Nasdaq, the certifying officers will be required to file certifications relating to DC&P and ICFR in connection with the Company's annual and interim filings, commencing with the three months ending June 30, 2020, being the first full reporting period after the Company ceased to be a venture issuer. The Company is currently in the process of developing and implementing NI 52-109 compliant DC&P and ICFR, which will be incorporated prior to June 30, 2020.